

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 23, 2008

Mr. A. D. David Mackay
President and Chief Executive Officer
Kellogg Company
One Kellogg Square
Battle Creek, MI 49017-3534

       Re: **Kellogg Company**
               Form 10-K for Fiscal Year Ended December 29, 2007
               Filed February 25, 2008
               Schedule 14A Definitive Proxy Statement
               Filed March 5, 2008
               File No. 001-04171

Dear Mr. Mackay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 29, 2007

Business, page 3

1.   We note that Wal-Mart Stores and its affiliates accounted for 19% of the consolidated net sales during 2007. You further disclose that "[y]our top five customers, collectively, accounted for approximately 32% of [y]our consolidated net sales and approximately 40% of U.S. net sales." It is unclear whether the "top five customers" include Wal-Mart Stores and its affiliates. Please clarify. Also, please disclose whether any of the top five customers, other than Wal-Mart, accounted for more than 10% of the consolidated revenue in 2007. See Item 101(c)(vii) of Regulation S-K. Also, file as an exhibit the contracts, if any, with customers that accounted for more than 10% of your consolidated revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

2.   We note that you "manage [y]our Company for sustainable performance defined by [y]our long-term annual growth targets." We note that you do not disclose the targets, making it difficult for the reader to assess your performance relative to your expectations in 2007. Please discuss your performance relative to the set targets in 2007, disclosing whether or not you met your targets.

Consolidated Statement of Cash Flows, page 33

3.   We note you have presented the changes in operating assets and liabilities as a net amount within operating activities on the face of your statement of cash flows, with disclosure of the component line items in a footnote thereto. In future filings, please present all material elements of changes in operating assets and liabilities, along with all other material line items or items requiring specific disclosure, on the face of the statement of cash flows. Refer to paragraph 29 and appendix C of FAS 95.

Schedule 14A filed March 5, 2008

4.   We note that you established objective measures to determine payouts under the AIP and the Executive Performance Plan for 2007 but have not disclosed the targets and "bandwidths" established for each plan "because [you] believe [that] disclosure of th[e] information would cause Kellogg competitive harm." To the extent you believe that disclosure of qualitative and quantitative targets is not required because it would result in competitive harm such that the targets could

be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

Long-Term Incentives, page 24

Stock Options, page 24

5.   Please briefly describe the "pre-established grant guidelines calibrated to competitive standards and approved by the Compensation Committee under the LTIP," upon which the Committee bases its stock option grant determinations.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, Kimberly L. Calder at (202) 551-3701 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director